SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2016

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2016, incorporated by reference herein:

<u>Exhibit</u>

99.1　Release dated June 15, 2016, entitled "EXERCISE OF OPTIONS AND SALE OF SHARES".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 15 2016   By: <u>/s/ Riaan Davel</u>
                                         Name: Riaan Davel
                                         Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
("**DRDGOLD**")

EXERCISE OF OPTIONS AND SALE OF SHARES

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements ("**Listings Requirements**"), the following information regarding a transaction by the Company Secretary of DRDGOLD is disclosed:

Name of Company Secretary:	Ms R Masemene
Name of company:	DRDGOLD Limited
Date of transaction:	13 June 2016
Nature of transaction:	Exercise of options in terms of the DRDGOLD (1996) Share Option Scheme and subsequent sale of shares
Class of securities:	Options in respect of DRDGOLD ordinary shares
Number of options exercised and strike price:	17 300 at R5.12 per share
Total value of exercise:	R88 576.00
Number of shares sold and selling price:	17 300 at R8.37
Total value of sale:	R144 801.00

The nature of the Company Secretary's interest is direct beneficial.

The exercise of options was completed off-market and the sale of shares was concluded on-market.

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the Chief Executive Officer of DRDGOLD. The above trade was completed outside of a closed period.

Johannesburg
15 June 2016

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